Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed unaudited interim condensed consolidated financial statements and related notes included in Exhibit 99.1. This discussion and other parts of this report contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Report and our annual report on Form 20-F for the fiscal year ended December 31, 2025 under Forward-Looking Statements and Item Item 3.D. Risk Factors, filed with the SEC on March 27, 2026.

A.	Operating Results

Overview

We are a leading holographic digitalization technology service provider in China. We are committed to providing first-class holographic technology services to our customers worldwide. Our holographic technology services include high-precision holographic light detection and ranging (“LiDAR”) solutions, based on holographic technology, exclusive holographic LiDAR point cloud algorithms architecture design, breakthrough technical holographic imaging solutions, holographic LiDAR sensor chip design and holographic vehicle intelligent vision technology to service customers that provide reliable holographic advanced driver assistance systems (“ADAS”). We also provide holographic digital twin technology services for customers and have built a proprietary holographic digital twin technology resource library. Our holographic digital twin technology resource library captures shapes and objects in 3D holographic form by utilizing a combination of our holographic digital twin software, digital content, spatial data-driven data science, holographic digital cloud algorithm, and holographic 3D capture technology. Our holographic digital twin technology and resource library has the potential to become the new norm for the digital twin augmented physical world in the near future. We are a distributor of holographic hardware and generate revenue through resale.

Business Combination

Golden Path Acquisition Corporation (“Golden Path”) was a former blank check company incorporated in the Cayman Islands on May 9, 2018. Golden Path was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

MicroCloud Hologram Inc. (formerly known as Golden Path Acquisition Corporation), a Cayman Islands exempted company, entered into the Merger Agreement dated September 10, 2021 (as amended on August 5, 2022 and August 10, 2022), by and among Golden Path, Golden Path Merger Sub, a Cayman Islands exempted company incorporated for the purpose of effectuating the business combination, and MC, a Cayman Islands exempted company.

Pursuant to the Merger Agreement, MC would merge with the Golden Path Merger Sub and survive the merger and continue as the surviving company and a wholly owned subsidiary of Golden Path and continue its business operations (the “Merger”, and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”).

On September 8, 2022, Golden Path held an Extraordinary General Meeting (the “Extraordinary General Meeting”) to approve the Merger and the transactions contemplated by the Merger Agreement.

On September 16, 2022, in accordance with the Merger Agreement, the closing of the Business Combination (the “Closing”) occurred, pursuant to which Golden Path issued 44,554,455 ordinary shares to MC shareholders. As a result of the consummation of the Business Combination, MC became a wholly owned subsidiary of Golden Path which changed its name to MicroCloud Hologram Inc.

Following the Closing, on September 19, 2022, the ordinary shares and public warrants outstanding upon the Closing began trading on the NASDAQ under the symbols “HOLO” and “HOLOW,” respectively.

Results of Operations - Six months ended June 30, 2026 Compared to Six months ended June 30, 2025

Revenues

Our breakdown of revenues by business segment for the six months ended June 30, 2025 and 2026, respectively, is summarized below:

	For the Six Months Ended June 30,
	2025	2026	2026	Variance
	RMB	RMB	USD	%
Revenues
Holographic solutions	65,306,664	140,691,479	20,403,080	115.0
Holographic technology service	94,291,988	73,084,755	10,598,752	(22.0)
Total/Overall	159,598,652	213,776,234	31,001,832	34.0

Our total operating revenues increased by approximately 34.0% from RMB 159.6 million for the six months ended June 30, 2025 to RMB 213.8 million (USD 31.0 million) for the six months ended June 30, 2026.

Holographic solutions Revenues

Holographic solutions revenues increased by approximately 115.0% from RMB 65.3 million for the six months ended June 30, 2025 to RMB 140.7 million (USD 20.4 million) for the six months ended June 30, 2026. This is mainly due to the increased demand from customers for holographic solutions.

Holographic technology services Revenues

Holographic technology services revenues decreased by approximately 22.0% from RMB 94.3 million for the six months ended June 30, 2025 to RMB 73.1 million (USD 10.6 million) for the six months ended June 30, 2026. The main reason for the decline in holographic technology service revenue is the sluggish market environment and the reduction in customer demand.

Ability to retain and attract customers

The Company’s management team monitors the number of total customers, number of new customers, number of high paying customers, and customer retention rate as indicators of the growth and condition of the Company’s overall business. As to performance metrics, the number of high paying customers reflects the quality of the Company’s earnings. The retention rate reflects the Company’s service quality, customer loyalty to our services, and the sustainability of the Company’s business growth. If the number of new customers, high paying customers, and retention rate fall, the Company may need to re-evaluate its business strategy or evaluate its service efficiency. The quantitative information in number of customers and retention rate provides investors with information to evaluate the Company revenue growth, revenue quality, and concentration risk on a periodic basis. This information also provides investors insights on how the Company measures and monitors its performance.

The Company’s total customers were 84 and 39, respectively for the six months ended June 30, 2025 and 2026, a decrease of 53.6%, among which 25 were new customers. However, the decrease in the number of customers did not lead to a decline in total revenue.

The Company considers customers with or over RMB 0.5 million revenue as high paying customers. The numbers of high paying customers were 43 and 17, respectively for the six months ended June 30, 2025 and 2026, representing 96.3% and 99.1% of total revenue for each period and a 37.8% increase.

The Company’s overall customer retention rates are 33% and 17% respectively for the six months ended June 30, 2025 and 2026. Retention rates of high paying customers were 36% and 14% respectively for the same period. Retention rates of the Company’s top 10 customers are 40% and 30% for the six months ended June 30, 2025 and 2026, respectively.

Retention rate is calculated by first counting the number of customers at the beginning of the period (denominator) and the number of old customers during measurement period (numerator), then dividing the numerator by the denominator. Old customers are repeat customers who remain loyal to the Company’s services throughout the measurement periods and calculated as number of total customers at the end of measurement period minus new customers obtained during the measurement period. Customers counted for the purpose of calculating retention rate are based on those that were customers at any point during the period.

The Company’s overall customer retention rates are 33% and 17%, for the six months ended June 30, 2025 and 2026. This is due to the increase in customer concentration.

Cost of Revenues

Our breakdown of cost of revenues by business segment for the six months ended June 30, 2025 and 2026, respectively, is summarized below:

	For the Six Months Ended June 30,
	2025	2026	2026	Variance
	RMB	RMB	USD	%
Cost of revenues
Holographic solutions	53,110,990	119,325,397	17,304,571	124.7
Holographic technology service	70,742,697	65,060,518	9,435,077	(8.0)
Total/Overall	123,853,687	184,385,915	26,739,648	48.9

Our total cost of revenues increased by approximately 48.9% from RMB 123.9 million for the six months ended June 30, 2025 to RMB 184.4 million (USD 26.7 million) for the six months ended June 30, 2026.

Cost of Holographic Solutions Revenues

Cost of holographic solutions revenues was RMB 119.3 million (USD 17.3 million) for the six months ended June 30, 2026, compared to RMB 53.1 million for the six months ended June 30, 2025.

Our cost of revenues for holographic solutions sales increased by approximately RMB 66.2 million, representing a 124.7% growth. The amount grew from approximately RMB 53.1 million for the six months ended June 30, 2025, to approximately RMB 119.3 million (USD 17.3 million) for the six months ended June 30, 2026. The increase in the cost of revenue is mainly due to increased customer demand. The associated costs related to producing and delivering those holographic solutions also increased, ultimately leading to the observed increased in the cost of revenues.

Cost of Holographic Technology Service Revenues

Cost of holographic technology service revenues was RMB 65.1 million (USD 9.4 million) for the six months ended June 30, 2026, compared to RMB 70.7 million for the six months ended June 30, 2025.

Our cost of revenues for services decreased by approximately RMB 5.6 million, representing an 8.0% decline. The amount decreased from approximately RMB 70.7 million for the six months ended June 30, 2025, to approximately RMB 65.1 million (USD 9.4 million) for the six months ended June 30, 2026. The decrease in the cost of revenues was mainly due to the constantly decreasing Holographic technology service sales.

Gross Profit

	For the Six Months Ended June 30,
	2025	2026	2026	Variance
	RMB	RMB	USD	%
Holographic solutions
Gross profit	12,195,674	21,366,082	3,098,509	9,170,408
Gross margin (%)	18.7	15.2	15.2	75.2
Holographic technology service
Gross profit	23,549,291	8,024,237	1,163,675	(15,525,054)
Gross margin (%)	25.0	11.0	11.0	(65.9)
Total/Overall
Gross profit	35,744,965	29,390,319	4,262,184	(6,354,646)
Gross margin (%)	22.4	13.7	13.7	(17.8)

Our gross profit decreased by approximately RMB 6.3 million, from approximately RMB 35.7 million for the six months ended June 30, 2025 to approximately RMB 29.4 million (USD 4.3 million) for the six months ended June 30, 2026. For the six months ended June 30, 2025 and 2026, our overall gross margin was 22.4% and 13.7%, respectively. The Holographic solutions’ gross margin decreased from 18.7% to 15.2% for the six months ended June 30, 2025 and 2026, respectively, due to the deterioration of market competition. The holographic technology service’ margin decreased from 25.0% to 11.0% for the six months ended June 30, 2025 and 2026, respectively, due to the sluggish market environment and reduced customer demand.

Operating Expenses

For the six months ended June 30, 2026, we incurred approximately RMB 19.8 million (USD 2.9 million) in operating expenses, representing a decrease of approximately RMB 15.3 million, or 43.7%, from approximately RMB 35.1 million for the six months ended June 30, 2025 as a result of the reduction in operating costs.

Our selling expenses primarily consist of salaries and benefits of sales department, advertising fee and marketing expense. Selling expenses decreased by approximately RMB 0.3 million from approximately RMB 1.2 million for the six months ended June 30, 2025 to approximately RMB 0.9 million (USD 0.1 million) for the six months ended June 30, 2026.

Our general and administrative expenses consist primarily of salaries and benefits for members of our management, professional service fees, office rental, depreciation and other administrative related expenses. General and administrative expenses decreased by approximately RMB 0.3 million, or 2.4%, from RMB 10.4 million for the six months ended June 30, 2025 to approximately RMB 10.1 million (USD 1.5 million) for the six months ended June 30, 2026.

Research and development expenses decreased by approximately RMB 15.4 million, or 63.9%, from approximately RMB 24.1 million for the six months ended June 30, 2025 to approximately RMB 8.7 million (USD 1.3 million) for the six months ended June 30, 2026. The decrease was primarily due to the company’s comprehensive review and optimization of its research and development projects in 2026. Some projects with uncertain market prospects were terminated, thereby reducing the corresponding research and development investment.

Other income (expenses), net

Total other income was approximately RMB 237.5 million for the six months ended June 30, 2025 compared to other expenses of approximately RMB 121.1 million (USD 17.6 million) for the six months ended June 30, 2026.

Financial income, net. We had net financial income of approximately RMB 22.6 million and RMB 12.6 million (USD 1.8 million) which consisted primarily of bank charges and interest income for the six months ended June 30, 2025 and 2026, respectively. The decrease was due to a decrease in bank term deposits for the six months ended June 30, 2026.

Investment gain (loss). We had investment gain of approximately RMB 214.9 million and investment loss of approximately RMB 134.1 million (USD 19.4 million) for the six months ended June 30, 2025 and 2026, respectively. The decrease is from loss recognized from the fair value change in short-term investments for the six months ended June 30, 2026.

Income tax expense

Our income tax expense amounted to approximately RMB 0.004 million and RMB 0.3 million for the six months ended June 30, 2025 and 2026.

Net income/loss

As a result of the foregoing, we had reported a net income of RMB 238.1 million and a net loss of RMB 111.8 million (USD 16.2 million), respectively, for the six months ended June 30, 2025 and 2026.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2026, we had cash and cash equivalents of RMB 752.1 million (USD 110.4 million). Our working capital was approximately RMB 2,502.1 million (USD 367.4 million) as of June 30, 2026. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financing.

We are subject to risks and uncertainties frequently encountered by technological companies including, but not limited to, the uncertainty of successfully developing products, securing certain contracts, building a customer base, successfully executing business and marketing strategies, and hiring appropriate personnel.

Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay, or abandon some of our planned future expansion or development, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on our business, operating results, financial condition, and ability to achieve our intended business objectives.

Cash Flows

The following table provides summary information about our net cash flow for financial statement periods presented in this report:

	For the Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	USD
Net cash provided by operating activities	23,067,685	22,641,335	3,283,446
Net cash used in investing activities	(379,435,494)	(1,072,200,591)	(155,490,544)
Net cash provided by financing activities	1,104,593,216	1,000,000	145,020
Effect of exchange rate on cash and cash equivalents	(3,387,011)	(42,764,824)	220,598
Change in cash and cash equivalents	744,838,396	(1,091,324,080)	(151,841,480)
Cash and cash equivalents, beginning of period	851,470,436	1,843,388,870	262,262,245
Cash and cash equivalents, end of period	1,596,308,832	752,064,790	110,420,765

Operating Activities

Net cash provided by operating activities was approximately RMB 23.1 million for the six months ended June 30, 2025, derived mainly from net income of approximately RMB 238.1 million adjusted by the gain from short-term investments of approximately RMB 214.3 million, and net changes in our operating assets and liabilities, principally comprising of an increase of approximately RMB 2.2 million in accounts receivable, a decrease of approximately RMB 2.3 million in prepayments and other current assets, a decrease of approximately RMB 2.4 million in contract liabilities, and an increase of approximately RMB 1.6 million in other payables and accrued liabilities.

Net cash provided by operating activities was approximately RMB 22.6 million (USD 3.3 million) for the six months ended June 30, 2026, derived mainly from net loss of approximately RMB 111.8 million (USD 16.2 million) adjusted by the decrease from short-term investments of approximately RMB 134.1 million (USD 19.4 million) and net changes in our operating assets and liabilities, principally comprising of a decrease of approximately RMB 4.8 million (USD 0.7 million) in accounts receivable, a decrease of approximately RMB 3.5 million (USD 0.5 million) in accounts payable.

Investing Activities

Net cash used in investing activities was approximately RMB 379.4 million for the six months ended June 30, 2025, primarily due to the purchases of short-term investments of approximately RMB 522.6 million and redemption of short-term investments of approximately RMB 143.2 million.

Net cash used in investing activities was approximately RMB 1,072.2 million (USD 155.5 million) for the six months ended June 30, 2026, primarily due to the purchases of short-term investments of approximately RMB 7,309.3 million (USD 1,060.0 million) and redemption of short-term investments of approximately RMB 6,226.6 million (USD 903.0 million).

Risks Related to Certain Investing Activities

Our short-term investments include holdings in structured financial products. The value of these underlying assets is subject to extreme price fluctuations and regulatory uncertainty. An adverse movement could result in a significant or total loss of invested capital, materially impacting our financial condition and results of operations.

Our capital management strategy is to maintain substantial cash reserves to support operations and R&D, not primarily to seek investment returns. However, deploying a portion of these reserves into short-term investments has introduced risks inconsistent with our capital preservation objectives, including liquidity risks and potential impairment charges that may adversely affect our reported results.

In response, we are strengthening our risk monitoring and oversight, including: (i) reviewing our investment portfolio for concentration and liquidity risks; (ii) implementing enhanced approval procedures for financial product investments; (iii) reducing speculative assets and reallocating toward high-quality, liquid instruments;

There can be no assurance that these measures will fully mitigate existing risks or prevent future losses, particularly given ongoing regulatory uncertainty in the financial asset markets.

Financing Activities

Net cash provided by financing activities was approximately RMB 1,104.6 million for the six months ended June 30, 2025, which was primarily derived from proceeds of approximately RMB 1,106.4 million from convertible bonds, proceeds of approximately RMB 0.7 million from bank loans, partially offset by a repayment of bank loans of approximately RMB 2.5 million.

Net cash provided by financing activities was approximately RMB 1.0 million (USD 0.1 million) for the six months ended June 30, 2026, which was primarily derived from proceeds of approximately RMB 1.0 million (USD 0.1 million) from bank loans.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.